March 24, 2009

Mr. Thomas B. Kilian
JMP Group, Inc.
600 Montgomery Street, Suite 1100
San Franciso, CA 94111

Re:     JMP Group, Inc.
        File No. 001-33448
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Kilian:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                                        Sincerely,


                                        Kevin Woody
                                        Accounting Branch Chief